Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC'S  EXABLATE NEURO SYSTEM HAS
BEEN APPROVED BY THE KOREAN MINISTRY OF FOOD AND DRUG SAFETY

Tel Aviv, Israel, November 30, 2015, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today that it was informed by InSightec Ltd. ("InSightec"), that the Korean Ministry of Food and Drug Safety (MFDS) has approved its Exablate Neuro system to treat movement, pain and behavioral disorders.

Insightec’s Exablate Neuro platform is transforming medicine by presenting a non-invasive treatment alternative that combines two technologies: Focused Ultrasound, which is used to lesion the targeted tissue deep in the brain, and Magnetic Resonance Imaging (MRI), which is used to guide the ultrasound waves to the specific target tissue and provide real-time feedback on treatment progress and outcome. The result of the above integration is a breakthrough therapy platform that enables outpatient procedures.

This regulatory approval allows Korean patients suffering from neurological disorders which cause significant disability access to a new, non-invasive treatment option that does not require open surgery. Previous treatment options for patients who do not respond to drugs include deep brain stimulation, radiofrequency ablation and radiosurgery which are highly invasive and/or involve risks such as ionizing radiation, infection, bleeding and collateral brain tissue damage.

The Company holds approximately 89.9% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (on a fully diluted basis) which, in turn, holds approximately 29.6% of the share capital in InSightec (on a fully diluted basis).

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii)  Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com